UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                          THE TURNER CORPORATION
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                                 900273103
                              (CUSIP Number)

       G.J. Records, Jr., Midland Financial Co., 501 West I-44 Road,
                 Oklahoma City, OK 73118   (405) 840-7640
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               May 31, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person:
     S.S. or I.R.S. Identification No. of Above Person:

     The Nancy Johnston Trust
     IRS #73-6093879

2.   Check the Appropriate Box if a Member of a Group:    (a) [ ]
                                                          (b) [ ]

3.   SEC Use Only:


4.   Source of Funds:


5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):                   [ ]


6.   Citizenship or Place of Organization:

     Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.   Sole Voting Power:

     -0-

8.   Shared Voting Power:

     -0-

9.   Sole Dispositive Power:

     -0-

10.  Shared Dispositive Power:

     -0-

11.  Aggregate Amount Beneficially owned by Each Reporting
     Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain
     Shares:                                                [ ]

13.  Percent of Class Represented by Amount in Row (11):

     -0-

14.  Type of Reporting Person:

     00
- --------------------------------------

Item 1.   Security and Issuer.

     On April 10, 1995, The Nancy Johnston Trust (the "Trust") filed a Schedule 13D relating to the common stock of The Turner Corporation, whose principal executive offices are at 375 Hudson Street, New York, New York 10014. This Amendment No. 1 reports the disposition of the 267,500 shares of such common stock (the "Shares") described in the Schedule 13D.

Item 2.   Identity and Background.

     No change.

Item 3.   Source and Amount of Funds or Other Consideration.

     No change.

Item 4.   Purpose of Transaction.

     No change.

Item 5.   Interest in Securities of the Issuer.

     (a)(b)(c) On May 31, 1995, the Trust transferred 267,500 Shares to The Records Company, A Limited Partnership (the "Part-nership") in connection with the termination and liquidation of the Trust. George J. Records is the sole trustee of the Trust and the sole general partner of the Partnership. As of the date hereof, the Trust owns no Shares. The Shares represented approximately 5.17% of the 5,172,977 shares believed to be outstanding.

     (d)  Not applicable.

     (e) The Trust ceased to be a beneficial owner of more than 5% of the common stock of the issuer on May 31, 1995.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     The Partnership refinanced the Trust's obligations to Midland Financial Co. and Firstinsure, Inc. under credit agreements and pledge agreements filed herewith as Exhibits 1-4.

Item 7.   Material to be Filed as Exhibits.

     No change.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 1995                  THE NANCY JOHNSTON TRUST


                              By  GEORGE J. RECORDS
                                --------------------------------
                                  George J. Records, Trustee